LPBP INC.

ANNUAL MEETING OF SHAREHOLDERS

HELD ON APRIL 5, 2012

SCRUTINEER'S INTERIM REPORT

4              SHAREHOLDERS IN PERSON, REPRESENTING                   __44,343,997__SHARES

70              SHAREHOLDERS BY PROXY, REPRESENTING                    _  13,395,119__SHARES

74              TOTAL SHAREHOLDERS, HOLDING ___57,739,116_SHARES

TOTAL ISSUED AND OUTSTANDING AS AT RECORD
 DATE:94,467,973

PERCENTAGE OF OUTSTANDING SHARES                         __61.12______%
REPRESENTED AT THE MEETING:

SCRUTINEER ”Sandra Lett”